UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
             (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                            (Amendment No. _______)*

StemCells, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

85857R105
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  (Page 1 of 6)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Millennium Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  1,472,588 (See Item 4 below)

6.       SHARED VOTING POWER

                  -0-

7.       SOLE DISPOSITIVE POWER

                  1,472,588 (See Item 4 below)

8.       SHARED DISPOSITIVE POWER

                  -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,472,588 (See Item 4 below)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.98% (See Item 4 below)

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        Name of Issuer:

         StemCells, Inc. (the "Company")

Item 1(b).        Address of Issuer's Principal Executive Offices:

         525 Del Rey Avenue, Suite C
         Sunnyvale, California 94085

Item 2(a).        Name of Persons Filing:

         Millennium Partners, L.P.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         c/o Millennium Management, L.L.C.
         666 Fifth Avenue
         New York, New York 10103

Item 2(c).        Citizenship:

         Cayman Islands

Item 2(d).        Title of Class of Securities:

         Common Stock, par value $.01 per share, of the Company (the "Common Stock")

Item 2(e).        CUSIP Number: 85857R105

Item              3. If This Statement is Filed  Pursuant to Rule  13d-1(b),
                     or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e)   [  ]   An   investment   adviser   in   accordance   with   Rule
13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box
         [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   1,472,588 shares of Common Stock*

          (b)      Percent of class:

                   6.98% (based on the sum of (i) 19,612,677 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10Q for the quarter ended June 30, 2000, (ii) 143,931 shares of Common Stock issuable to the reporting person upon its exercise of the warrants (including the Option Warrants) described in the footnote to Item 4(a) above; and (iii) 222,222 shares of Common Stock issuable to the reporting person upon its exercise of the Option)

          (c) Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote:

                        1,472,588 shares of Common Stock.

                   (ii) Shared power to vote or to direct the vote

                        -0-

                   (iii) Sole power to dispose or to direct the disposition of

                        1,472,588 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of

                        -0-

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: September 11, 2000

                           MILLENNIUM PARTNERS, L.P.



                           By:      /s/ Terry Feeney
                                    Terry Feeney
                                    Chief Administration Officer



--------
* Includes: (i) 1,104,435 shares of Common Stock previously issued to the reporting person; (ii) 101,587 shares of Common Stock currently issuable to the reporting person upon the exercise of warrants issued to it by the Company on August 3, 2000; (iii) 19,900 shares of Common Stock currently issuable to the reporting person upon the exercise of warrants issued to it by the Company on August 30, 2000; (iv) 222,222 of Common Stock currently issuable to the reporting person upon exercise of an option issued to the reporting person on August 3, 2000 to purchase up to $2 million of Common Stock based upon the market price of the Common Stock at the time of the exercise (as further described below) (the "Option"); and (v) 24,444 shares of Common Stock issuable to the reporting person upon the exercise of warrants issuable to it by the Company upon the reporting person's exercise of the Option (the "Option Warrants"). The number of shares into which the Option is exercisable is determined by dividing the dollar amount exercised by a purchase price per share equal to 110% of the average of the closing bid prices for the Company's Common Stock (as reported on NASDAQ or another market on which the Common Stock is principally traded) over the five (5) trading days immediately preceding the exercise date of the Option (which purchase price per share may not be less than $4.33). Using a purchase price of $9.00 (which is a reasonable approximation based on current market prices), the number of shares upon exercise of the Option would be 222,222 ($2,000,000/$9.00). Such 24,444 shares of Common Stock issuable upon exercise by the reporting person of the Option Warrants is the number of shares equal to 11% multiplied by the number of shares issued under the Option, which based on a $9.00 purchase price per share under the Option would yield 24,444 shares (11% x 222,222). The reporting person is prohibited from exercising the Option and warrants described above to acquire shares of Common Stock to the extent that such acquisition would result in the reporting person, together with any affiliate thereof, beneficially owning in excess of 9.99% of the outstanding shares of Common Stock following such acquisition.